UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DAYBREAK OIL AND GAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

239559 107

(CUSIP Number)

Iain Mickle

Boutin Jones Inc.

555 Capitol Mall, Suite 1500

Sacramento, CA 95814

(916) 321-4444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 239559 107

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Gaelic Resources Ltd. 38-4121145
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instruction): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
160,964,489
	8	Shared Voting Power: --
	9	Sole Dispositive Power:
160,964,489
	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 160,964,489
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 41.85
14	Type of Reporting Person (See Instructions): HC

1	Based on 384,656,468 shares of Issuer’s common stock outstanding as of May 26, 2022, as reported in Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2022.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 31, 2022 (the “Schedule 13D”), by Gaelic Resources Ltd., a private company incorporated under the laws of the Isle of Man (“Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4. Purpose of Transaction.

On October 20, 2021, and subsequently amended on February 22, 2022 and May 24, 2022, Issuer, Reporting Person, and Reporting Person’s wholly-owned subsidiary, Reabold California LLC, a California limited liability company (“Reabold”), entered into an Equity Exchange Agreement (the “Exchange Agreement”) with Issuer, pursuant to which Issuer acquired 100% of the membership interests of Reabold in exchange for the issuance to Reporting Person of 160,964,489 shares of Issuer’s Common Stock, par value $0.001 per share (the “Exchange Shares”). The Closing (as defined in the Equity Exchange Agreement) occurred on May 25, 2022. As a result of the Closing, Reabold became a wholly-owned subsidiary of Issuer and Reporting Person became the owner of the Exchange Shares and, thus, the majority shareholder of Issuer (the foregoing transaction and the transactions contemplated thereby, the “Equity Exchange”).

The shares of Common Stock reported herein were acquired solely for investment purposes. Except as set forth above, Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Darren Williams, the individual nominated to the board of directors of Issuer, pursuant to the Voting Agreement, by Reporting Person, serves as a member of the board of directors of Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Reporting Person reserves the right to acquire, or dispose of, additional securities of Issuer in the ordinary course of their business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2022

GAELIC RESOURCES LTD.

By:	/s/ Sachin Oza
Sachin Oza
Co-CEO

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